

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

February 13, 2014

Enerplus Announces 2013 Year End Results Conference Call

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) will release operating and financial results for the year ended December 31, 2013 at 4:00AM MT (6:00AM ET) on Friday, February 21, 2014. Our 2013 MD&A and financial statements will be available on our website at www.enerplus.com or under our SEDAR profile at www.sedar.com prior to the call.

A conference call hosted by Ian C. Dundas, President and CEO will be held at 9:00AM MT (11:00AM ET) to discuss these results. Details of the conference call are as follows:

Live Conference Call
Date: Friday, February 21, 2014
Time: 9:00AM MT / 11:00AM ET
Dial-In: 647-427-7450
            888-231-8191 (toll free)
            Passcode: 58756618
Audiocast: http://www.newswire.ca/en/webcast/detail/1298449/1432621

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A podcast of the conference call will be available on our website for downloading. A telephone replay will be available for 30 days following the conference call. The telephone replay can be accessed at the following numbers:

Dial-In: 416-849-0833
            1-855-859-2056 (toll free)

Passcode: 58756618

For further information, please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.

- 30 -

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation